

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2012

Via E-mail
Mr. Michael A. Reeves
Chief Financial Officer
HSBC Finance Corporation
26525 North Riverwoods Boulevard
Mettawa, Illinois 60045

> **Re: HSBC Finance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 1, 2011**
> **From 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-08198**

Dear Mr. Reeves:

We have reviewed your supplemental response dated October 12, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 2. Summary of Significant Accounting Policies and New Accounting Pronouncements, page 135

Provision for Credit Loss Reserves, page 137

1. We note your response to comment two from our letter dated September 28, 2011. Specifically noting that of the $4.9 billion of second lien mortgages held as of June 30, 2011, only $500 million were to borrowers where you also held or serviced the first lien mortgage, please address the following:

   - In your response you state that for second lien mortgages where you also hold or service the first lien loan, in the event the status of the first lien loan is more delinquent than the second lien mortgage, the higher delinquency is also assumed for the second lien mortgage for purposes of determining the allowance for loan losses. Please tell us the percentage of your total loan portfolio which fits this criteria (i.e. first lien delinquency greater than second lien). If the percentage is significant, in light of your use of a roll rate methodology to determine loan losses for these types of loans, please revise your future filings to clearly disclose that fact.
   - You state in your response that for the second lien mortgages where you do not hold or service the related first lien loan you determine the allowance for loan losses based solely on a roll rate migration analysis. Considering the trend noted above related to delinquency data for second lien mortgages where you also hold or service the first lien loan, for second lien mortgages where you do not hold or service the first lien loans, please tell us how you concluded that the delinquency data used in your roll rate methodology materially captured the risk of loss for these loans in a timely manner. As part of your response, please tell us whether you considered using the data obtained regarding the delinquency status of the first lien loans when you hold or service the first liens as a proxy for the delinquency status of the first liens where you do not own or service them.
   - Please also tell us whether you obtain or have considered obtaining FICO scores, credit bureau data or any other information that would provide for borrower specific information that could potentially provide for a more precise allowance for loan loss.
   - Separately disclose in your future filings differences in credit quality performance of second lien mortgages differentiating between those for which you hold or service the related first lien mortgages from those that you do not. Please also separately disclose these loan balances along with explanations of any differences in underlying credit quality.
   - Please consider disclosing the amount/percentage of second lien mortgages that are currently not in the amortizing state and therefore can only pay a contractual minimum interest amount in order to keep the loan current.

- Please revise your future filings to disclose that once you determine that a second lien mortgage is likely to default, the loss severity assumed is close to 100 percent.
- Consider revising your future filings to include a risk factor addressing the fact that you or your affiliates do not own or service the first lien mortgages that are senior to the $4 billion of your second lien mortgages held as of June 30, 2011 along with the related credit quality risks inherent in this portfolio.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Note 5. Receivables, page 17

2. We note on page 19 that as a result of the adoption of ASU 2011-2 during the third quarter of 2011, applied retrospectively to restructurings occurring on or after January 1, 2011, you do not consider receivables modified for periods of three months or less or first time early stage delinquency re-ages where the customer has not been granted a prior re-age since the first quarter of 2007 to be troubled debt restructurings. Please address the following as it relates to these modifications:

- Tell us in detail the key factors you consider to conclude that these modification terms result in a delay in payment terms that is insignificant.
- Tell us if you assess whether the value of collateral is sufficient to cover the contractual amount due.
- Tell us if you assess whether the modified terms are sufficient to cover the contractual amount due.

Please refer to ASC 310-40-15-17 and 18 for further guidance.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief